SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )

                            TECHPRECISION CORPORATION
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                             Asher S. Levitsky P.C.
                       Sichenzia Ross Friedman Ference LLP
                                   61 Broadway
                            New York, New York 10006
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2007
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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     CUSIP No. NONE                   13D                  Page 2 of 4 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Andrew A. Levy
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*           PF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

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                    7   SOLE VOTING POWER
    NUMBER OF              2,587,100 shares of common stock.
     SHARES         ------------------------------------------------------------

  BENEFICIALLY      8   SHARED VOTING POWER
    OWNED BY               0

     EACH           9   SOLE DISPOSITIVE POWER
   REPORTING               2,587,100 shares of common stock.
                    ------------------------------------------------------------

  PERSON WITH       10  SHARED DISPOSITIVE POWER
                           0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,587,100 shares of common stock.

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.5 %

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14   TYPE OF REPORTING PERSON*
     IN
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

                                                               Page 3 of 4 Pages

      This Amendment No. 1 to Schedule 13D amended and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006 (the "Original Schedule 13D") by Andrew A. Levy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Original
Schedule 13D.


Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 20, 2007, pursuant to an agreement, dated February 26, 2006, by and among Stanley Youtt, Andrew A. Levy, James G. Reindl and Martin M. Daube, Redstone Capital Corporation transferred 250,000 shares of common stock, representing all of its common stock, to Mr. Youtt, and Mr. Levy transferred 108,200 shares of Common Stock of the Issuer to Stanley Youtt. Mr. Levy is president of Redstone and he and his wife are its sole stockholders. As a result of the transfer, Redstone owned no shares of the Company's common stock and Mr. Levy owned 2,567,100 shares of common stock.


Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b), and (c) of Item 5 of the Schedule 13D are hereby amended and supplemented as follows:

      (a) Mr. Levy owns 2,587,100 shares of Common Stock, representing 25.5% of the outstanding shares of common stock.

      (b) Mr. Levy has sole voting and dispositive power over the shares of Common Stock currently held by him.

      (c) Except as set forth in Item 4, Mr. Levy did not effect any transaction in the Company's common stock since the filing of the Original Schedule 13D.

                                                               Page 4 of 4 Pages

                                   SIGNATURES
                                   ----------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: April 10, 2007
                                                        /s/ Andrew A. Levy
                                                       -------------------------
                                                        Andrew A. Levy